Pricing Term Sheet	Filed Pursuant to Rule 433
Dated December 8, 2010	Registration Statement No. 333-171034
Supplementing the Preliminary
Prospectus dated December 8, 2010
RTI International Metals, Inc.
3.000% Convertible Senior Note due 2015
The information in this pricing term sheet relates only to RTI International Metals, Inc.’s offering (the “Offering”) of its 3.000% Convertible Senior Notes due 2015 and should be read together with (i) the preliminary prospectus supplement dated December 8, 2010 relating to the Offering, including the documents incorporated by reference therein, filed pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the related base prospectus contained in Registration Statement No. 333-171034.

Issuer:	RTI International Metals, Inc., an Ohio corporation (“RTI”).

Ticker / Exchange for Common Stock:	RTI / The New York Stock Exchange (“NYSE”).

Title of Securities:	3.000% Convertible Senior Notes due 2015 (the “Notes”).

Trade Date:	December 9, 2010.

Settlement Date:	December 14, 2010.

Aggregate Principal Amount Offered:	$200,000,000 aggregate principal amount of the Notes (or a total of $230,000,000 aggregate principal amount of the Notes if the underwriters’ over-allotment option to purchase up to $30,000,000 of additional Notes is exercised in full).

Maturity Date:	December 1, 2015, unless earlier repurchased or converted.

Interest Rate:	3.000% per annum, accruing from the Settlement Date.

Interest Payment Dates:	June 1 and December 1 of each year, beginning on June 1, 2011.

Public Offering Price:	100% per Note / $200,000,000 total (or $230,000,000 total if the underwriters’ over-allotment option to purchase up to $30,000,000 principal amount of additional Notes is exercised in full).

NYSE Last Reported Sale Price on December 8, 2010:	$27.10 per share of the Issuer’s common stock.

Conversion Premium:	32.5% above the NYSE Last Reported Sale Price on December 8, 2010.

Initial Conversion Price:	$35.91 per share of the Issuer’s common stock.

Initial Conversion Rate:	27.8474 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Use of Proceeds:	The Issuer estimates that the net proceeds from the sale of the Notes will be approximately $193.4 million after deducting the estimated underwriting discount and offering expenses payable by the Issuer. If the underwriters exercise in full their option to purchase up to an additional $30 million principal amount of Notes, the Issuer estimates the net proceeds will be approximately $222.5 million. The Issuer intends to use the net proceeds of the Offering for working capital and general corporate purposes, including capital expenditures, as well as potential future acquisitions.

Commissions and Discounts:	Notes sold by the underwriters to the public will initially be offered at the Public Offering Price. Any Notes sold by the underwriters to securities dealers may be sold at a discount from the Public Offering Price of up to 3.000% of the principal amount of the Notes.

The following table shows the per Note and total underwriting discount to be paid to the underwriters by the Issuer. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to an additional $30 million in aggregate principal amount of Notes:

Paid by the Issuer	No Exercise	Full Exercise
Per Note	$30.00	$30.00
Total	$6,000,000	$6,900,000

CUSIP:	74973W AA5.

Joint Book-Running Managers:	FBR Capital Markets & Co. and Citigroup Global Markets Inc.

Co-Managers:	Comerica Securities, KeyBanc Capital Markets, PNC Capital Markets LLC

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock by which the conversion rate will be increased for conversions in connection with a make-whole fundamental change per $1,000 principal amount of Notes based on the stock price and effective date in such make-whole fundamental change:

	Stock Price
Effective Date	$27.10	$30.00	$32.50	$35.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00
December 14, 2010	9.0510	7.5440	6.5199	5.6850	4.4282	2.8847	2.0107	1.4692	1.1107	0.8596	0.6777
December 1, 2011	9.0510	7.7207	6.5999	5.6935	4.3407	2.7287	1.8490	1.3221	0.9819	0.7507	0.5857
December 1, 2012	9.0510	7.7473	6.5168	5.5335	4.0907	2.4327	1.5790	1.0935	0.7944	0.5973	0.4607
December 1, 2013	9.0510	7.4973	6.1414	5.0735	3.5582	1.9207	1.1590	0.7635	0.5394	0.3996	0.3067
December 1, 2014	9.0510	6.7340	5.2091	4.0507	2.5032	1.0707	0.5540	0.3435	0.2419	0.1840	0.1457
December 1, 2015	9.0510	5.4840	2.9218	0.7240	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock price and effective date may not be set forth in the table above, in which case:
•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices or the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is more than $100.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•	if the stock price is less than $27.10 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.
Notwithstanding the foregoing, in no event will the total number of shares of the Issuer’s common stock issuable upon conversion exceed 36.9004 per $1,000 principal amount of Notes, subject to adjustment in the same manner, at the same time and for the same events as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus dated December 8, 2010 relating to the Offering.

RTI has filed a registration statement (including a preliminary prospectus supplement dated December 8, 2010 and an accompanying prospectus dated December 8, 2010) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents RTI has filed with the SEC for more complete information about RTI and the Offering. You may get these documents for free by visiting EDGAR on the SEC web-site at www.sec.gov. Alternatively, copies may be obtained from FBR Capital Markets & Co., 1001 19th Street North, Arlington, Virginia 22209, telephone (800) 846-5050, or by e-mail at prospectuses@fbr.com; or Citi Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220 or by telephone at (877) 858-5407.